News Release
B2Gold Reports Strong Third Quarter 2017 Gold Production;
Completes Mine Construction and First Gold Pour at Fekola
More Than Three Months Ahead of Schedule

Vancouver, October 13, 2017 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the third quarter and first nine months of 2017. All dollar figures are in United States dollars unless otherwise indicated.

2017 Third Quarter Highlights

•

Consolidated gold production of 135,628 ounces, including 6,340 ounces of pre-commercial production from the Fekola Mine, exceeding (original) budget by 2% (or 2,254 ounces) and reforecast production by 15% (or 17,372 ounces)

•	Consolidated gold revenue of $154.1 million on sales of 121,597 ounces at an average price of $1,267 per ounce
•	Otjikoto Mine achieved record quarterly production of 55,151 ounces
•	Fekola Mine construction completed and processing of ore commenced more than three months ahead of schedule in September 2017
•	First gold pour at the Fekola Mine achieved on October 7, 2017
•

In July 2017, the Masbate operations were presented with the Philippine Department of Environment and Natural Resources’ (“DENR”) prestigious Saringaya Award for its contribution to environmental protection, conservation and management in the regions surrounding the Masbate Mine

•	In July 2017, the Company secured a $500 million upsized corporate revolving credit facility, representing a $75 million increase from the existing facility
•	For full-year 2017, the Company is on track to meet the high end of its revised annual consolidated production guidance range of between 530,000 and 570,000 ounces of gold
•

2018 outlook provides for dramatic production growth of over 70%, with the planned first full-year of production from the Fekola Mine, consolidated annual gold production is expected to increase significantly to between 925,000 and 975,000 ounces with cash operating costs (see “Non-IFRS Measures”) and all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) expected to decrease and be approximately $525 per ounce and $800 per ounce, respectively

Gold Production

Consolidated gold production in the third quarter of 2017 was 135,628 ounces, including 6,340 ounces of pre-commercial production from the newly-constructed Fekola Mine in Mali (attributable to the increase in its gold in-circuit inventory in September), exceeding (original) budget by 2% (or 2,254 ounces) and reforecast production by 15% (or 17,372 ounces). The better than budgeted and reforecast consolidated gold production reflects the continued very strong operational performances of both the Masbate Mine in the Philippines and Otjikoto Mine in Namibia as well as the successful early start-up of the Fekola Mine in September (see “Operations” section below). Commissioning of the Fekola mill is now ongoing and is anticipated to ramp-up quickly to commercial production by the end of the fourth quarter of 2017. The Fekola Mine achieved its first gold pour on October 7, 2017, approximately three months ahead of schedule.

Consolidated gold production in the first nine months of 2017 was 389,812 ounces (YTD 2016 – 409,772 ounces), 3% (or 11,820 ounces) better than (original) budget and 5% (or 17,372 ounces) better than reforecast production. The Company is on track to meet the high end of its revised annual consolidated production guidance range of between 530,000 and 570,000 ounces of gold (original guidance was 545,000 to 595,000 ounces), at cash operating costs of between $610 to $650 per ounce and AISC of between $940 and $970 per ounce.

Looking forward to 2018, with the planned first full-year of production from the Fekola Mine (based on current assumptions and updates to the Company’s long-term mine plans), the Company is projecting its consolidated gold production to increase significantly and to be between 925,000 and 975,000 ounces. Based on current assumptions, this represents an increase in annual gold production of over 70% for B2Gold in 2018. The Fekola Mine is projected to be a large low-cost producer that will result in a significant reduction in the Company’s forecast cash operating costs per ounce and AISC per ounce. The Company’s forecast consolidated cash operating costs per ounce and AISC per ounce are expected to decrease in 2018 (compared to 2017) and be approximately $525 per ounce and $800 per ounce, respectively.

Gold Revenue

Consolidated gold revenue in the third quarter of 2017 was $154.1 million on sales of 121,597 ounces at an average price of $1,267 per ounce compared to $193 million on sales of 145,029 ounces at an average price of $1,331 per ounce in the third quarter of 2016. The 20% (or $38.9 million) decrease in revenue was mainly attributable to a 16% decrease in gold sales volume, due to the timing of gold shipments and lower production, and a 5% decrease in the average realized gold price.

Consolidated gold revenue for the first nine months of 2017 was $464.7 million on sales of 373,271 ounces at an average price of $1,245 per ounce compared to $502.1 million on sales of 396,757 ounces at an average price of $1,266 per ounce in the first nine months of 2016.

Consolidated gold revenue in the three and nine months ended September 30, 2017, included $15 million and $45 million, respectively, relating to the delivery of gold into the Company’s Prepaid Sales contracts (deferred revenue) associated with the Company’s Prepaid Sales transactions entered into in March 2016. Proceeds from the Prepaid Sales transactions, used to fund the Fekola Mine construction, were originally received in March 2016 and are being recognized in revenue as the underlying Prepaid Sales ounces are delivered into. During the three and nine months ended September 30, 2017, 12,908 ounces and 38,724 ounces, respectively, were delivered under these contracts.

Operations

Mine-by-mine gold production in the third quarter and first nine months of 2017 was as follows:

Mine	Q3 2017 Gold Production (ounces)	YTD 2017 Gold Production (ounces)	2017 Revised Annual Production Guidance (ounces)	2017 Original Annual Production Guidance (ounces)
Masbate	46,557	149,049	180,000 – 185,000	175,000 – 185,000
Otjikoto	55,151	139,088	170,000 – 180,000	165,000 – 175,000
La Libertad	16,487	67,641	90,000 – 100,000	110,000 – 120,000
El Limon	11,093	27,694	40,000 – 50,000	50,000 – 60,000
Subtotal	129,288	383,472	480,000 – 515,000	500,000 – 540,000
Fekola (pre- commercial)	6,340	6,340	50,000 – 55,000	45,000 – 55,000

B2Gold Consolidated	135,628	389,812	530,000 – 570,000	545,000 – 595,000

Masbate Gold Mine – Philippines

The Masbate Mine in the Philippines continued to exceed expectations, producing 46,557 ounces of gold in the third quarter of 2017, 20% (or 7,799 ounces) above both (original) budget and reforecast production, and comparable with the prior-year quarter. Gold production exceeded budget and reforecast production due to better than expected throughput and recoveries mainly driven by significantly higher than budgeted oxide ore from the Colorado Pit. As mining advances in the Colorado Pit, the trend of more oxide ore than modelled has continued. The Masbate Mine has continued its outstanding safety performance, achieving two years without a “Lost-Time-Injury” on October 12, 2017.

Mill throughput in the quarter was 1,704,723 tonnes compared to budget of 1,619,060 tonnes and 1,604,176 tonnes in the third quarter of 2016. Mill recoveries averaged 77.4% which was better than budget of 68.9% and 77.2% in the third quarter of 2016. The average grade processed was 1.10 g/t compared to budget of 1.08 g/t and 1.20 g/t in the third quarter of 2016. As expected, grades were higher in the prior-year quarter attributable to the high-grade ore from the Main Vein Stage 1 Pit, which is no longer active.

Year-to-date, gold production at Masbate was 149,049 ounces (YTD 2016 – 157,591 ounces), significantly above (original) budget by 12% (or 16,043 ounces) and 6% (or 7,799 ounces) more than reforecast production.

For full-year 2017, Masbate’s gold production is on track to meet or exceed the high end of its revised production guidance range of between 180,000 to 185,000 ounces of gold (original guidance was 175,000 to 185,000 ounces), at cash operating costs of between $595 to $635 per ounce and AISC of between $935 and $975 per ounce.

In September 2017, a new Philippine Environment Secretary of the DENR (Roy Cimatu) was confirmed. His appointment has received a positive response from the Philippine mining industry.

The Masbate operations were recently presented with the DENR’s Saringaya Award for its contribution to environmental protection, conservation and management in the regions surrounding the Masbate Mine. The Saringaya Award is considered the DENR’s most prestigious regional environmental award.

Otjikoto Gold Mine – Namibia

The Otjikoto Mine in Namibia produced a quarterly record 55,151 ounces of gold in the third quarter of 2017, 14% (or 6,793 ounces) above both (original) budget and reforecast production, and 16% (or 7,587 ounces) higher than the third quarter of 2016. As mining advances into the consolidated rock in the Wolfshag Phase 1 Pit, the amount of high-grade ore tonnage mined from Wolfshag continues to be significantly higher than modelled. Analysis of the Wolfshag model is ongoing to determine whether this positive variance in the amount of high-grade ore tonnage continues throughout the entire Wolfshag orebody.

The average gold grade processed in the quarter was 1.99 g/t compared to budget of 1.85 g/t and 1.66 g/t in the third quarter of 2016. Grade exceeded budget due to the higher amount of high-grade ore being sourced from Wolfshag which increased the overall average mill feed grade at Otjikoto. Mill throughput for the quarter was 873,516 tonnes compared to budget of 832,784 tonnes and 910,036 tonnes in the third quarter of 2016. Mill recoveries remained high and averaged 98.5%, slightly above both budget and the prior-year quarter.

During the first nine months of 2017, the Otjikoto Mine produced a year-to-date record 139,088 ounces of gold, 16% (or 19,148 ounces) above (original) budget and 5% (or 6,793 ounces) more than reforecast production, and 16% (or 19,649 ounces) higher compared to the same period last year.

For full-year 2017, Otjikoto’s gold production is on track to meet or exceed the high end of its revised production guidance range of between 170,000 to 180,000 ounces of gold (original guidance was 165,000 to 175,000 ounces), at cash operating costs of between $480 to $520 per ounce and AISC of between $725 and $765 per ounce.

Geotechnical, hydrogeological and design studies for Wolfshag have been completed. These studies, coupled with an updated resource model, indicate that a larger open pit, which is the Company’s preferred option, is economically similar to the underground option. In addition, the Wolfshag resource remains open down-plunge which may be exploitable in the future by underground mining.

La Libertad Gold Mine – Nicaragua

La Libertad Mine in Nicaragua produced 16,487 ounces of gold in the third quarter of 2017 (Q3 2016 – 37,261 ounces), approximately in-line with revised guidance (but lower than originally budgeted as gold production at La Libertad was negatively impacted by permitting delays for new mining areas).

As previously released, the Company has changed its planned sequencing for bringing the Jabali Antenna Pit into the mine plan (originally forecast to enter production in the third quarter of 2017). With strong support from the Nicaraguan government, the Company is now focused on bringing the San Juan and San Diego open pits into production in the second half of 2017 ahead of the Jabali Antenna Pit. In September 2017, the San Juan mining permit was received and it is anticipated that the San Diego mining permit will also be received shortly (following public consultation expected in the second half of October 2017). Mining has already commenced in the San Juan Pit and is expected to commence in the San Diego Pit upon receipt of its permit. The Company has also made significant progress in resettlement and permitting activities at the high-grade Jabali Antenna Pit, and is expecting to receive its permit in time to start production from the pit in early 2018.

Year-to-date, gold production at La Libertad was 67,641 ounces (YTD 2016 – 97,266 ounces), approximately in-line with reforecast but 18,679 ounces lower than (original) budget.

The Company anticipates that gold production will increase in the fourth quarter of 2017 at La Libertad with the San Juan and San Diego pits coming into production. For full-year 2017, La Libertad’s production is expected to be at the lower end of its revised production guidance range of between 90,000 to 100,000 ounces of gold (original guidance was 110,000 to 120,000 ounces), at cash operating costs of between $795 to $835 per ounce and AISC of between $1,075 and $1,115 per ounce.

El Limon Gold Mine – Nicaragua

El Limon Mine in Nicaragua produced 11,093 ounces of gold in the third quarter of 2017 (Q3 2016 – 14,185 ounces), in-line with revised guidance and a significant improvement compared to 7,740 ounces produced in the second quarter of 2017. Throughout the year, El Limon’s production had been negatively affected by water pumping issues which had reduced high-grade ore flow from Santa Pancha Underground. However, with the successful rehabilitation of the Santa Pancha 1 dewatering well at the beginning of the third quarter, mine output and production grade are now improving.

During the quarter, four Environmental Impact Assessments (“EIA”) were presented to the Nicaraguan government for approval relating to both open pit and underground mining projects: Mercedes – Aparejo, Veta Nueva, Santa Emilia South and Mercedes South. The EIA for the Mercedes South Pit has been approved and the permit process is now advancing to the public consultation phase. Development of this pit is anticipated to commence in the fourth quarter of 2017 and is expected to provide an open-pit source to complement underground operations for the duration of 2018.

Year-to-date, gold production at El Limon was 27,694 ounces (YTD 2016 – 35,476 ounces).

For full-year 2017, El Limon’s gold production is expected to meet its revised production guidance range of between 40,000 to 50,000 ounces of gold (original guidance was 50,000 to 60,000 ounces), at cash operating costs of between $815 to $855 per ounce and AISC of between $1,415 and $1,455 per ounce. The Company anticipates gold production from Santa Pancha 1 to continue to increase and El Limon’s cash operating costs to decrease in the fourth quarter of 2017.

Fekola Gold Mine – Mali

The Company recently announced that the first gold pour at the Fekola Mine had occurred on October 7, 2017, approximately three months ahead of schedule (see news release dated 10/11/2017). Commissioning of the mill is ongoing and commercial production is expected by the end of 2017. For 2017, the Company is projecting gold production from Fekola of between 50,000 and 55,000 ounces. 2018 is scheduled to be the first full year of gold production, yielding 400,000 to 410,000 ounces for the year. Based on current assumptions, this represents an increase in annual gold production of over 70% for B2Gold in 2018.

B2Gold previously announced on September 25, 2017, that the construction of the mill at Fekola was completed and the Company had commenced running ore through the system three months ahead of the original schedule and on budget. Additionally, the Company announced a new Life of Mine (“LoM”) plan showing increased production and lower cash operating costs and AISC compared with the original (4 Million tonnes per Annum (“MTPA”)) Optimized Feasibility Study for Fekola’s 5 MTPA mill.

Based on the new LoM plan, the Fekola Mine is projected to produce approximately 400,000 ounces of gold annually for the first three years at cash operating costs of $357 per ounce and AISC of $604 per ounce. For the first seven years, Fekola is projected to produce approximately 374,000 ounces of gold annually with cash operating costs of $391 per ounce and AISC of $643 per ounce. Over the initial ten-year LoM, Fekola is projected to produce an average of 345,000 ounces per annum at cash operating costs of $428 per ounce and AISC of $664 per ounce.

Exploration and Development Updates

Ongoing Fekola Exploration

Based on exploration to date, B2Gold’s exploration team believes there is significant potential to increase the mine life of Fekola through further exploration drilling. The $15 million 2017 exploration drill program is ongoing at the Fekola property and regional area. The drilling is focused on testing the potential extension of Fekola to the north, the mineralization below the Kiwi zone (north of Fekola) and the mineralized bedrock zones beneath the Anaconda saprolite resource.

Infill drilling continues to focus on the resources outlined immediately below the Fekola reserve boundary, immediately to the north of the boundary and the near-surface portion of the Kiwi zone. The resources identified to date could add up to 900,000 ounces to reserves with further infill drilling. Exploration and infill drilling results are expected to be released in November 2017.

Ongoing El Limon Exploration and Development

In 2017, El Limon’s exploration budget was increased to $7 million to include 28,600 metres of drilling (over 157 holes) with a focus on El Limon Vein system. The system comprises of the Pozo Bono, Limon Sur, Limon Central, Limon North and Tigra-Chaparral zones, most of which were previously partially mined by both open pit and underground methods. Drilling to date has identified a new large good grade near-surface zone that the Company believes could be exploitable by open-pit mining. This has the potential to significantly extend the current mine life at El Limon and may support an expansion of El Limon’s milling and production capacity. In November 2017, the Company expects to announce the results of its 2017 drill campaign along with an inferred resource for El Limon Vein system.

In 2017, an initial study was completed regarding the potential re-processing of the old tailings at El Limon. Based on survey and historic records, the tailings contain approximately 11 million tonnes with an estimated gold grade of 0.95 g/t gold and 3.0 g/t silver. An ongoing drilling program is underway as part of a Feasibility Study which will confirm resources and grades, the optimum grind size, capital costs and final project economics. Based on the initial study completed in 2017, the Company believes that the project has the potential to produce an average of approximately 23,000 ounces of gold and 76,000 ounces of silver per year for approximately 11 years. Initial study economics indicate a cash operating cost of approximately $500 per ounce of gold. The concept is to regrind the old tailings to a much finer grind size, process them through a new CIP plant and place the tailings in a new lined tailings storage facility.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has five operating mines and numerous exploration and development projects in various countries including Finland, Nicaragua, the Philippines, Namibia, Mali, Burkina Faso and Colombia.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2017 of between 530,000 and 570,000 ounces (including estimated pre-commercial production from the Fekola Mine of between 50,000 and 55,000 ounces); and in 2018, significantly increasing to between 925,000 and 975,000 ounces, with the inclusion of the anticipated first full-year of commercial production at Fekola.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the exploration information contained in this news release.

John Rajala, Vice President of Metallurgy of B2Gold, a qualified person under NI 43-101, has approved El Limon development information contained in this news release.

Third Quarter 2017 Financial Results – Conference Call Details

B2Gold Corp. will release its third quarter 2017 financial results before the North American markets open on Wednesday, November 8, 2017.

B2Gold executives will host a conference call to discuss the results on Wednesday, November 8, 2017, at 10:00 am PST / 1:00 pm EST. You may access the call by dialing the operator at +1 (647) 788-4919 (local or international) or toll free at +1 (877) 291-4570 prior to the scheduled start time or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/21171. A playback version of the call will be available for one week after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 1308311).

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections, estimates and other statements regarding future financial and operational performance, events, production, mine life, revenue, costs, including projected cash operating costs and AISC and expected decrease of forecast consolidated cash operating costs and AISC in 2018, capital expenditures, investments, budgets, ore grades, sources and types of ore, stripping ratios, throughput, cash flows and growth; production estimates and guidance, including the Company’s projected gold production of between 530,000 to 570,000 ounces in 2017, projected increase of gold production to between 925,000 and 975,000 ounces in 2018 and project-specific projections of gold production; and statements regarding anticipated exploration, development, construction, production, permitting and other activities and achievements of the Company, including but not limited to: expected grades and sources of ore to be processed in 2017 and 2018; the commercial production from the Fekola Mine by the end of the fourth quarter of 2017 and anticipated production in 2017 and 2018; the Fekola Mine being a low-cost mine and its anticipated effect on the Company’s gold production and per ounce costs; the estimates, assumptions and forecasts included in the Fekola Mine’s new LoM plan; the potential to increase the mine life of the Fekola Mine through further exploration drilling; potential addition of ounces to mineral reserves with further infill drilling and the timing for announcing drilling results; the potential to increase production at the Otjikoto Mine resulting from recently completed studies for Wolfshag indicating that a large open pit would be economically similar to (and lower risk than) the underground option; the Company’s future growth and cost structure; the projections included in existing technical reports, economic assessments and feasibility studies; the results of anticipated or potential new technical reports and studies, including the potential findings and conclusions thereof; La Libertad Mine’s planned resequencing, including receipt of a permit in time to start production from the Jabali Antenna Pit in early 2018, receipt of a permit and expected commencement of mining at San Diego and anticipated improvement of La Libertad’s gold production with the San Juan and San Diego pits coming into production; the Mercedes South Pit at El Limon potentially commencing development in the fourth quarter of 2017 and providing an open-pit source to complement underground operations for the duration of 2018; gold production from Santa Pancha 1 continuing to improve and returning to more normal levels in the fourth quarter of 2017; the announcement of drill results and a new inferred resource for El Limon Vein system; the potential to significantly extend the current mine life at El Limon; the possible expansion of El Limon’s milling and production capacity; the projections contained in the recent pre-feasibility study regarding potential re-processing of old tailings at El Limon and plans to complete a related feasibility study. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and assumptions associated with the volatility of metal prices and our common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in our feasibility studies; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks relating to financing and debt; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operation s and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; risks related to failures of information systems or information security threats; ability to maintain adequate internal control over financial reporting as required by law; risks relating to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The disclosure in this news release and in the documents described in this news release regarding mineral properties was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures and reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The Company has prepared its public disclosures in accordance with Canadian securities laws, which differ in certain respects from U.S. securities laws. In particular, this news release may refer to “mineral resources”, “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.